January 28, 2016.

Writer’s Direct Dial: (5411 4809-9522)

E-mail: rtorres@pampaenergia.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Pampa Energy Inc.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-34429

Dear Ms. Thompson,

                                                On behalf of Pampa Energía S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 28, 2015, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Report of Independent Registered Public Accounting Firm, page F-3

  It appears your auditor inadvertently referenced December 31, 2013 when opining on the effectiveness of your internal control over financial reporting. Please amend your filing and have your auditor revise its opinion to state, if true, that you maintained effective internal control over financial reporting as of December 31, 2014.

We confirm that our auditor inadvertently mistyped 2013 instead of 2014 in its opinion on the effectiveness of our internal control over financial reporting. Therefore, the Company will be filing an Amendment to Form 20-F for the fiscal year ended December 31, 2014 with the revised opinion.

Note 2: Regulatory Framework, page F-18

2.      We note your disclosure on the top of page F-30 that you “reestimated the recoverable value” of your receivables as “a result of the execution of the 2014 Agreement, the Supplementary Agreement and the approval of major maintenance works to be performed.” As a result of this valuation, we note that you recognized income of $336.4 million classified within Financial Results, $48.8 million classified within Other Operating Income and Expenses and $171.5 million classified within Revenues. Citing relevant accounting guidance, where applicable, please clearly explain to us how you determined your accounting treatment and classification. In doing so, summarize the key terms and components of the agreements that necessitated such adjustments.

As explained in detail in the Regulatory Framework note to our consolidated financial statements as of December 31, 2014 (the “Consolidated Financial Statements”), the remuneration scheme for power generation companies has changed several times in the last years. Given this business environment, at each reporting date, the Company reassesses the recoverability of its receivables (with respect to timing and amount), and whether previously unrecognized revenue can be recorded. This reassessment upon execution of the 2014 Agreement, the Supplementary Agreement and the approval of major maintenance works to be performed led to the adjustments referred to your comment. We explain below how we determined the accounting treatment and classification:

-       The receivables that were adjusted are measured at their amortized cost in accordance with IFRS 9. Upon execution of the 2014 Agreement, the Company reassessed the estimated future cash flows for the years 2008 to 2011, to consider that these receivables may now be used to settle the CAMMESA financing (see New Generation Project. 2014 Thermal Generation Availability Increase Agreement section in Note 2.1.e to the Consolidated Financial Statements) in 4 years, as compared to the previous estimate of 9 years. The change in the timing of the estimated cash flows was the substantial reason for the increase of these receivables, which were booked against Financial Results (consistent with all previous reassessment of expected cash flows for financial assets) for Ps. 336.4 million.

-       The Company recognizes revenue when the conditions established in IAS 18.14 are met. Specifically, as explained in Notes 4.24.1 and 2.1.e.d to the Consolidated Financial Statements, the Company recognized in 2014 revenue of Ps. 171.5 million for prior-year transactions.  Revenue for these prior-year transactions was not recorded at that time because the Company believed it was not probable that the economic benefits associated with the transactions would flow to the Company.

-       The Ps. 48.8 million were reported in 2014 within Other Operating Income and Expenses because it was the reversal of the impairment booked within Other Operating Income and Expenses in 2013.  The impairment reversal was recorded because of the favorable developments discussed in Note 2.1 to the Consolidated Financial Statements.

It is important to note that at the date of issuance of the Consolidated Financial Statements, the Company had already received financial advances that would be settled with the above mentioned receivables for Ps. 577.3 million.

Note 2: Regulatory Framework, page F-18 (Cont.)

3.      We note your disclosure on page F-43 that Edenor “challenged and rejected debit notes issued by CAMMESA for a cumulative total of $866.2 million relating to compensatory and punitory interest considering that the delays in the settlement of the amounts receivable are not attributable to Edenor.” We note that Edenor similarly “has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes.” Please clearly explain to us in detail what you mean by these statements and the basis in IFRS for your accounting treatment. In doing so, ensure you clearly explain to us why the debit notes issued by CAMMESA should not be recorded as liabilities and clarify if you recorded any related provision at December 31, 2014. Please also provide us with a status update on your negotiations with CAMMESA pertaining to “the payment plan, the amounts, terms and conditions, and interest rate to be applied to outstanding balances.”

As detailed in Note No. 2.3.3 (F-42 and F-43) to our financial statements as of and for the fiscal year ended December 31, 2014 (the “Financial Statements”) the Secretary of Energy (“ES”) through Resolution No. 250/13 (and subsequent notes), authorized certain tariff adjustments resulting from the Cost Monitoring Mechanism (“CMM”) for the period from May 2007 through December 2014, determined in accordance with Section 4.2 of the Adjustment Agreement.

Additionally, and in accordance with sections 8 and 9 of Resolution No. 250/13 of the ES, we understand Edenor was recognized in its right to apply to the payment of its debts with the Wholesale Electricity Market (“WEM”) (including trade payables with CAMMESA) the amount receivable deriving from the CMM.

In line with the foregoing, Edenor proceeded in lieu of paying its trade payables with CAMMESA for energy purchases by applying the balance of the amount receivable from the CMM recognized by the ENRE in the periods covered by Resolution No. 250/2013 of the ES (as extended).

The impact of the abovementioned transactions is reflected in the chart included in Note N° 2.3.3 (F-43) to the Financial Statements.

However, CAMMESA continued issuing debit notes relating to compensatory interest and late payment charges and, at the same time, interest accrued in favor of Edenor in respect of the balance of the amount receivable from the CMM, without giving effect to the terms of Resolution No. 250/2013 of the ES.

As explained, Edenor rejected and challenged such debit notes and has not recognized any interests accrued in its favor because, based on its analysis and its legal advisors opinion, the offsetting of the trade payables and amount receivable operates from the issuance of the Resolution No. 250/2013 of the ES (as extended) and, therefore, the delays in the effective settlement of these amounts would be merely an administrative act not attributable to Edenor.

Edenor has considered the net amount (trade payables with CAMMESA less amount receivable from the CMM) as a “Contingent Liability” in accordance with IAS 37 and therefore no provision was booked for this situation.

The payment plan mentioned in last paragraph of Note No. 2.3.3 to the Financial Statements is contemplated in Section 10 of Resolution No. SE 32/15 of the SE which provides that CAMMESA shall agree with Edenor to a payment plan for the debt balance with the WEM  (mentioned in Note No. 1 to the Financial Statements in F-10). As part of the process, Edenor and CAMMESA started a process to reconcile the amount of all the outstanding debt, which ended as described below.

On June 29, 2015, the ES issued Note No. 1.208/2015 establishing the criteria to be followed to settle debits and credits, which resulted in the revision of interest amounts represented by the debit notes which were initially rejected by Edenor, and issuance of the corresponding credit notes necessary to annul them entirely. On July 22, Edenor agreed upon with CAMMESA on the amount of the outstanding debt and in November 2015, submitted a payment plan proposal. As of today, CAMMESA has not formally responded to Edenor´s proposal.

Note 4.5: Intangible Assets, page F-64

4.      We note that you have recorded indefinite-lived intangible assets corresponding to rights you acquired to control, suspend and waive judicial claims. We note that you assigned these arbitration proceeding rights indefinite useful lives since the “the proceedings’ conclusion dates cannot be accurately foreseen.” Please explain to us how using an indefinite useful life complies with paragraph 88 of IAS 38. In particular, tell us why an inability to accurately predict the conclusion dates of these proceedings equates to there being no foreseeable limit to the period over which these assets are expected to generate net cash inflows. Also see paragraph BC65 of IAS 38 which indicates that difficulties in accurately determining an intangible asset’s useful life do not provide a basis for regarding that useful life as indefinite.

IAS 38.88 establishes that “an intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.” The Company concluded that, as it was capable to control, waive or suspend the litigation indefinitely, there was no foreseeable limit to the period over which the asset can generate cash inflows.

Furthermore, IAS 38.88 establishes that “an entity shall assess […] the length of, or number of production or similar units constituting, that useful life.” Additionally,  IAS 38.97 states that “the amortization method used shall reflect the pattern in which the asset's future economic benefits are expected to be consumed by the entity”. In the case of this asset, the Company believes that the pattern of consumption of the economic benefits is not related to a period of time, but to a specific event that occurs at a certain point in time. Such event would be the resolution of the legal claim, the sale of the rights to a third party, or the use of the rights to settle a Company’s liability. Therefore, no amortization charge corresponds before the occurrence of any such event.

The Company respectfully advises the Staff that, as disclosed on the Company’s interim financial statements at September 30, 2015, during September 2015, the condition stipulated in the loan agreement granted by TGS was met, which required its compulsory cancellation through the full and unconditional assignment of these rights. On October 7, 2015, the rights were assigned to a trust formed outside Argentina for the benefit of TGS and, consequently, the asset was realized.

Note 8: Investments in Joint Ventures, page F-106

5.      We note the significant increase in Citelec’s profit from continuing operations before income tax in 2014. Please confirm to us that Citelec is not significant to fiscal 2014 under Rule 3-09 of Regulation S-X and provide us with your significance calculations as set forth in Rule 1-02(w) of Regulation S-X.

According to our calculations, we confirm that Citelec is not significant to fiscal 2014 under Rule 3-09 of Regulation S-X

Below we provide our significance calculations as set forth in Rule 1-02(w) of Regulation S-X:

Second condition

	Condition 2	12.31.2014
	The registrant's and its other subsidiaries' proportionate share of the total assetsof the subsidiary	1,227,431,582

	The total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or	16,860,396,522

	Ratio	7.28%

Third condition

	Condition 3	12.31.2014
	The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests	59,776,622	(*)

	The registrant's and its subsidiaries' consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests for the most recently completed fiscal year	541,545,860	(**)

	Ratio	11.04%

(*)	Profit for the year before income tax of CITELEC consolidated	256,076,333

	Profit for the year before income tax of CITELEC consolidated at % participation of the Company	63,676,260
	Consolidation Adjustment	-3,899,638
		59,776,622

(**)	Next to the registrant income of $ 541,545,860

	Profit for de year before income tax	629,952,564
	Reversal of impairment of property, plant and equipment	-88,406,704
		541,545,860

Note 34: Earnings (Loss) Per Share, page F-147

6.      Please disclose the number of instruments, such as stock options, that could potentially dilute basic earnings per share in the future, but that were not included in the calculation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

As explained in Note 41 (F – 177 and F - 178) to the Consolidated Financial Statements, the Company only maintains one share based payments program. These instruments were not included in the calculation of diluted earnings per share because they were anti-dilutive as explained in Note 34.b) to the Consolidated Financial Statements. The Company will enhance its disclosure in future filings to better cross-reference the information in the earnings per share note to the share-based payments note.

Any questions relating to this response letter should be directed to me at 5411 4809-9522 and to my colleague, Gerardo Paz, at 5411 4809-9515. We can both be reached by facsimile at 5411 4809-9600.

Sincerely,

/s/ Ricardo Torres